AMG Oil Ltd.
2901-1050 Burrard Street
Vancouver, B.C., Canada
V6Z 2S3

MANAGEMENT DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) is dated August 27, 2009 for the nine month period ending June 30, 2009 and should be read in conjunction with AMG Oil Ltd.’s (the “Company” or “AMG Oil”) accompanying unaudited financial statements and accompanying notes for the same period. Please also refer to the Company’s audited financial statements and accompanying notes for the years ended September 30, 2008 and 2007.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with acquisitions, petroleum rights, operations, permit tenure, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “assume”, “believe”, “estimate”, “expect”, “forecast”, “guidance”, “may”, “plan”, “predict”, “project”, “should”, “will”, or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to; capital expenditures; work programs and commitments; cash flow; expenses; general and administrative expenses; taxes; and future exploration activities and related expenditures.

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include, but are not limited to: commodity price volatility; exploration costs; the Company’s ability to discover reserves through exploration activities; fluctuations in currency exchange rates; and changes in government legislation and regulations.

The forward-looking statements contained herein are as of August 28, 2009 and are subject to change after this date. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive and as such undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, with the exception of events or circumstances that occurred during the period to which the MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that was previously disclosed to the public, the Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Business

On November 25, 2008, the Company received more than the majority approval required from shareholders to change the Company’s jurisdiction of incorporation to Canada. On November 27, 2008 the Company’s Articles of Continuance were accepted for filing by Industry Canada. AMG Oil is a shell company based in Vancouver, British Columbia, Canada. We currently do not have any operations as we withdrew from our sole oil and gas property on May 2, 2003. Our plan of operations is to acquire a business either through purchase, merger, consolidation, application or other means. We have entered into securities purchase agreements to acquire Adira Energy Corp., an Ontario corporation, as discussed

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further below under “Subsequent Events”.

Our management anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or combination thereof, in the oil and gas industry, although we may acquire a business in another area. There can be no assurance that we will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction. Please also refer to note 5 of the accompanying unaudited interim financial statements for information to the Company’s business.

Capital Expenditures for the period ended June 30, 2009

During the quarter ended June 30, 2009 the Company incurred $Nil (2008: $Nil) worth of capital expenditures.

The Company has the following commitments for Capital Expenditure at June 30, 2009:

Contractual Obligations	Total	Less than One Year	More than One
Year
Long term debt	$-	$-	$-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations	-	-	-
Total Contractual Obligations	$-	$-	$-

Results of Operations

The Company has incurred losses to date of $3,300,899, which includes a net loss for the second quarter of the 2009 fiscal year of $39,174 (0.00 per share) compared to a loss of $46,389 (0.00 per share) from the third quarter of last year. For the nine month period ended June 30, 2009 the Company recorded a net loss of $130,999 (0.00 per share) compared to a net loss of $172,921 for the same period last year.

The Company’s net loss for the third quarter of the 2009 fiscal year of $39,174 (nine months: $130,999) consisted solely of General and Administrative (“G&A”) as detailed below. G&A decreased when compared to the same period last year as a result of the Company’s efforts to change AMG Oil’s jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation during the 2008 fiscal year. G&A costs were partially offset by interest income of $404 (nine months: $9,640) compared to $7,574 (nine months: $33,164) from the same period last year. Interest income decreased when compared to the same period last year as a result of the Company’s lower cash balances as well as a decrease in interest rates on the Company’s investments.

A comparative summary of the Company’s G&A costs for the three and nine month periods ended June 30, 2009 and 2008 is as follows:

	3 months ended June 30,		9 months ended June 30,
	2009	2008	2009	2008
Consulting	$8,563	$982	$36,978	$8,010
Filing, transfer agent and regulatory	4,706	15,750	16,178	47,400
Office and administration	3,594	4,621	25,516	26,558
Professional fees	20,202	25,132	46,709	73,272
Wages	2,513	7,478	15,258	29,461
	$39,579	$53,963	$140,640	$184,701

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Summary of Quarterly Results

	Three Month Period Ended June 30, 2009 $	Three Month Period Ended March 31, 2009 $	Three Month Period Ended Dec. 31, 2008 $	Three Month Period Ended Sept. 30, 2008 $	Three Month Period Ended June 30, 2008 $	Three Month Period Ended March 31, 2008 $	Three Month Period Ended Dec. 31, 2007 $	Three Month Period Ended Sept. 30, 2007 $
Revenues	-	-	-	-	-	-	-	-
Net Loss from Continuing Ops.	(39,174)	(35,519)	(56,307)	(109,738)	(46,389)	(103,715)	(22,817)	(9,733)
Net Loss from Discontinued Ops.	-	-	-	-	-	-	-	-
Net and Comprehensive Loss	(39,174)	(35,519)	(56,307)	(109,738)	(46,389)	(103,715)	(22,817)	(9,733)
Net Loss per Share
- From Continuing Operations	-	-	-	(0.01)	-	-	-	-
- From Discontinued Operations	-	-	-	-	-	-	-	-

Please refer to the accompanying unaudited interim financial statements for further information.

Liquidity and Capital Resources

As at June 30, 2009, the Company had $946,128 in cash and cash equivalents and $931,474 in working capital. This compares to $1,163,074 in cash and cash equivalents and $1,156,055 in working capital for same period last year and $1,104,364 in cash and cash equivalents and $1,062,473 in working capital at September 30, 2008.

The Company did not conduct any financing or investing activities during the nine months ended June 30, 2009.

We believe our existing cash balances are sufficient to carry out our plan of operations for the next twelve months and additional cash will be required for the acquisition of suitable oil and gas interests or any other business opportunity during this period. To the extent that we require additional funds to support our plan of operations, we may sell additional equity or issue debt. There can be no assurance that additional financing, if required, will be available to AMG Oil on acceptable terms or at all.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to note 3 of the accompanying unaudited financial statements for details of related party transactions during the nine months ended June 30, 2009 and to the date of this MD&A.

Subsequent Events

On August 13, 2009, the Company entered into securities exchange agreements with the shareholders of Adira Energy Corp. (“Adira Energy”), a company incorporated in the province of Ontario, (together, the “Securities Exchange Agreements”). The Securities Exchange Agreements have been entered into further to the letter of intent originally executed between the parties and announced on April 24, 2009. Adira Energy is a natural gas exploration and development company which has been granted a Petroleum License covering 31,000 acres (125,700 dunam) in the Hula Valley located in Northern Israel,

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an area which has indications of natural gas. Adira Energy aims to prove up and develop the natural gas & coal bed methane (CBM) gas field, generate gas-powered electricity, and acquire additional exploration/development licenses in the region.

The Company has agreed to acquire Adira Energy by way of share exchange transactions whereby the Company will issue an aggregate of 31,200,000 common shares to the shareholders of Adira Energy in exchange for all of the issued and outstanding common shares of Adira Energy (the “Business Combination”). Outstanding options and warrants of Adira Energy will be exchanged for options and warrants of the Company on an equivalent basis. Upon completion of the Business Combination, the board of the Company will be comprised of four appointees of Adira Energy. It is further contemplated that the Company will change its name to “Adira Energy Corp.” following completion of the Business Combination, subject to shareholder approval.

The Business Combination is subject to Adira Energy completing a private placement of units at a price of $0.25 per unit. Each unit will be comprised of one common share of Adira Energy and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira Energy will be exchanged concurrent with the closing of the Business Combination for an equivalent number of common shares and share purchase warrants of the Company. Each resulting share purchase warrant will entitle the holder to purchase one additional common shares of the Company at an exercise price of $0.50 per share for a two year period following closing. The private placement transaction is anticipated to close immediately prior to the closing of the Business Combination.

The Business Combination is subject to completion of the private placement, delivery of audited financial statements of Adira Energy and other customary conditions of closing for a transaction of this nature. The Securities Exchange Agreements include confidentiality provisions and a standstill agreement. Shares in the Company issued to the shareholders of Adira Energy shareholders will be subject to escrow restrictions.

Please refer to note 5 of the accompanying unaudited financial statements.

Share Capital

Please refer to the accompanying unaudited financial statements.

Recent Accounting Pronouncements and Future Changes in Accounting Policies

Please refer to note 2 of the accompanying unaudited financial statements.

Business Risks and Uncertainties

In evaluating the Company, you should consider various factors, including the risks and uncertainties outlined in the Company’s Annual Report on Form 20-F filed for the Company’s 2008 fiscal year in Item 3 under the subheading “Risk Factors”, and, from time to time, in other reports we file on SEDAR.

Additional information relating to the Company is available on www.sedar.com.

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CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Michael Hart (1)	Lang Michener LLP
President, CEO, Secretary, Treasurer and	Vancouver, British Columbia
Director
Vancouver, British Columbia	AUDITORS

John Campbell (1)	Smythe Ratcliffe LLP
Director	Chartered Accountants
Vancouver, British Columbia	Vancouver, British Columbia

Michael Murphy (1)	REGISTRAR AND TRANSFER AGENT
Director, CFO
Vancouver, British Columbia	Computershare Investor Services Inc.
9th Floor, University Avenue
(1) Member of audit committee	Toronto, Ontario
Canada M5J 2Y1
CORPORATE OFFICE	Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
2901-1050 Burrard Street	Email: service@computershare.com
Vancouver, BC, Canada V6Z 2S3
Telephone: 1-604-682-6496	SHARE LISTING
Facsimile: 1-604-682-1174
OTCBB: AMGOF
SHAREHOLDER RELATIONS
SHARE CAPITAL
Telephone: 604-682-6496
Facsimile: 604-682-1174	At August 27, 2009 there are
23,200,000 shares issued and outstanding.
BANKERS	(Fully diluted 23,200,000)

Bank of Montreal
Vancouver, British Columbia

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